Exhibit 99.1

FOR IMMEDIATE RELEASE - CALGARY, ALBERTA – JANUARY 14, 2009

BAYTEX ENERGY TRUST ANNOUNCES MANAGEMENT APPOINTMENT

CALGARY, ALBERTA (January 14, 2009) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) is pleased to announce the appointment of Marty L. Proctor as Chief Operating Officer.

Mr. Proctor joins Baytex with over 25 years of experience in the Canadian and international oil and gas industries, with particular emphasis in heavy oil operations.  Prior to joining Baytex, Mr. Proctor was Senior Vice President responsible for upstream operations for StatoilHydro Canada.  Previously, he was Senior Vice President of North American Oil Sands Corporation and Vice President of Murphy Oil Company.  Earlier in his career, Mr. Proctor held technical and management positions with Maxx Petroleum, Central Resources (USA), BP Resources Canada and Husky Oil.

Mr. Proctor received Bachelor and Master of Science degrees in Petroleum Engineering from the University of Alberta, where his research focused on thermal oil recovery.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders.  Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and CEO                                                                                                Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer                                                                                        Telephone: (403) 538-3639
Erin Cripps, Investor Relations                                                                                                   Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca